UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35808

READY CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

1251 Avenue of the Americas, 50th Floor

New York, New York 10020

(212) 257-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.00% Convertible Senior Notes due 2023
(Title of class of securities covered by this Form)

Common Stock, $0.0001 par value per share

6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share

6.50% Series E Cumulative Redeemable Preferred Stock, $0.0001 par value per share

6.20% Senior Notes due 2026

5.75% Senior Notes due 2026

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Yes

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Ready Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Ready Capital Corporation

Date: August 29, 2023	By:	/s/ Thomas E. Capasse
	Name:	Thomas E. Capasse
	Title:	Chairman of the Board, Chief Executive Officer and Chief Investment Officer